Blackstocks Development Corp
                    10925 David Taylor Drive | Suite 100
                     Charlotte, North Carolina 28262
                         Telephone: 704-547-7090
                            Fax: 704-644-2787



15 June 2006							Sent by Fax: 6 pages

Mr. Carlton Tartar
Assistant Chief Accountant
United States Securities Exchange Commission
Office of  Emerging Growth Companies
Mail Stop 3561
Division of Corporate Finance
Washington, D.C. 20549-0306

Dear Mr. Tartar,

Reference: Your letter of 7 June 2006 Concerning Blackstocks
Development Corp. Item 4.02 Form 8-K, Filed 1/14/05 File No. 000-49914

Attached is the Amended Form 8-K of 13 June 2006.

Per your letter the following response is provided:
1. State the date on which you were informed by your independent accountant that the financial statements should no longer be relied upon.

In reviewing my notes, I was advised about the matter on or about 4 January, 2005; initially by our current accountant and shortly thereafter by our prior accountants.

2. Provide a brief description of the information provide by your independent accountant, including reasons why financial statements required restatement.

The independent accountant and the prior independent accountant indicated that the shares issued for barter, services and art exchanged transactions needed to be valued consistent with other share transactions during the period. Prior to this action, the prior accountant along with me contacted the Securities Exchange Commission to review reporting procedures for reporting bartered services, art and exchanges.

3. State whether an authorized officer discussed the matter disclosed in the attached Form 8-K of 13 June 2006 with the independent accountant.

I, as the Chief Executive Officer acting as the individual charged with governance and oversight discussed this matter with SF Partnership, LLP, the prior accountant and the current independent accountant.

We are fully aware that the Company is responsible for the adequacy and accuracy of the disclosure in its filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide additional information, we stand ready to assist.

Sincerely,

/s/
Alton Perkins
CEO


Attached Form 8-K dated 13 June 2006